Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated September 17, 2020 (the “Prospectus”) issued by ZTO Express (Cayman) Inc. (the “Company”).

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION,
STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

We refer to the Prospectus and the allotment results announcement of the Company dated September 28, 2020. On October 22, 2020 (after trading hours), the Sole Global Coordinator, for itself and on behalf of the International Underwriters, has fully exercised the Over-allotment Option in respect of an aggregate of 6,750,000 Class A ordinary shares (the “Over-allotment Shares”), representing approximately 15% of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

Pursuant to the Stock Borrowing Agreement entered into between Zto Ljf Holding Limited and Goldman Sachs International, Goldman Sachs International has borrowed 6,750,000 Class A ordinary shares from Zto Ljf Holding Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return to Zto Ljf Holding Limited of part of the borrowed Class A ordinary shares.

We will allot and issue the Over-allotment Shares at HK$218.00 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and dealings in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on October 28, 2020.

Our Total Number of Shares upon the Full Exercise of the Over-allotment Option

Our total number of issued Class A ordinary shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued Class A ordinary shares remains unchanged since the Latest Practicable Date, except for the Class A ordinary shares issued following the completion of the Global Offering) is 642,451,115 Class A ordinary shares and 649,201,115 Class A ordinary shares, respectively.

Our total number of issued Class B ordinary shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option is 206,100,000 Class B ordinary shares.

Use of Proceeds

We will receive additional net proceeds of approximately HK$1,459.61 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by us in relation to the exercise of the Over-allotment Option. We intend to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

We further announce that the stabilization period in connection with the Global Offering ended on October 22, 2020, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Goldman Sachs International, as Stabilizing Manager, its affiliates or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)                       over-allocations of an aggregate of 6,750,000 Class A ordinary shares in the International Offering, representing 15% of the total number of the Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)                       borrowing of an aggregate of 6,750,000 Class A ordinary shares from Zto Ljf Holding Limited pursuant to the Stock Borrowing Agreement to cover over-allocations in the International Offering; and

(3)                       the full exercise of the Over-allotment Option by the Sole Global Coordinator, for itself and on behalf of the International Underwriters, on October 22, 2020, in respect of an aggregate of 6,750,000 Class A ordinary shares, representing 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to facilitate the return to Zto Ljf Holding Limited of part of the borrowed Class A ordinary shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

No purchase or sale of any Shares on the market for the purpose of price stabilization was made by the Stabilizing Manager during the stabilization period.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, October 22, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jianfa LAI and Mr. Jilei WANG as executive directors, Mr. Lin WAN and Mr. Xing LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU and Mr. Tsun-Ming (Daniel) KAO as the independent non-executive directors.